Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2006

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3682
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6318
Pre-Tax Preferred Stock Dividends	$2,089

FIXED CHARGES:
Interest Expense	$46,126
Amortization of Debt Premium, Discount and Expense	840
Interest Component of Rentals	1,505

Total Fixed Charges	48,471
Pre-Tax Preferred Stock Dividends	2,089

Total Fixed Charges and Preferred Stock Dividends	$50,560

EARNINGS:
Income from Continuing Operations before Dividends on Preferred Stock	$92,841
Add:
Income Taxes Applicable to Utility Operating Income	42,380
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	11,719
Total Fixed Charges	48,471

Total Earnings	$195,411

Ratio of Earnings to Fixed Charges and Preferred Dividends	3.9